Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-106292

Energy East Corporation

Dated: July 18, 2006

Issuer:	Energy East Corporation
Size:	$250 million
Maturity:	July 15, 2036
Coupon (Interest Rate):	6.750%
Yield to Maturity:	6.820%
Spread to Benchmark Treasury:	160 basis points
Benchmark Treasury:	5.375% UST due February 15, 2031
Benchmark Treasury Price and Yield:	$102-04 and 5.220%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2007
Redemption Provision:	Make-whole call at any time based on U.S. Treasury plus 25 basis points
Price to Public:	$247,785,000 (99.114%)
Settlement Date:	July 24, 2006 (T+4)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or calling Wachovia Capital Markets, LLC at 1-800-326-5897.